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WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-4901

October 16, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-4 (Registration No. 333-136911)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on October 18, 2006. For purposes of Rule 461, there is no underwriter.

Very truly yours,
WPS RESOURCES CORPORATION
By: /s/ Barth J. Wolf
Barth J. Wolf
Secretary and Manager, Legal Services